EXHIBIT 11.1

EF JOHNSON TECHNOLOGIES, INC. AND SUBSIDIARIES

COMPUTATION OF NET INCOME (LOSS) PER SHARE

(in thousands, except share and per share data)

	Three Months Ended
	March 31,
	2010	2009
		(as adjusted)
Net income (loss)	$190	$(1,606)
Weighted average common shares — Basic	26,485,220	26,383,931
Net income (loss) per share — Basic	$0.01	$(0.06)
Net income (loss) per share - Diluted:
Shares used in computation:
Weighted average common shares — Basic	26,485,220	26,383,931
Dilutive effect of shares under employee stock plans	7,987	—
Weighted average restricted stock grants and units	288,659	—
Weighted average common shares — Diluted	26,781,866	26,383,931
Net income (loss) per share — Diluted	$0.01	$(0.06)